UTStarcom Holdings Corp.
4th Floor, South Wing
368 Liuhe Road, Binjiang District
Hangzhou 310053
P.R. China
Phone: +86 571 8192 8888
Fax: +86 571 8192 0123
www.utstar.com

August 18, 2023

To: Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara and Christopher Dunham

Re: UTStarcom Holdings Corporation

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-35216

Dear Mr. McNamara and Mr. Dunham,

The Company submits to the Staff of the Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 4, 2023 (the “Comment Letter”).

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 73

1. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Please also supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that it reached the conclusion that it is not required to provide the documentation under Item16I(a) on the factual basis of its ownership structure and board composition as disclosed in its Form 20-F for the fiscal year ended December 31, 2022 (reproduced below) and the supplemental explanation set forth below. In determining its response, the Company reviewed the 13(D) filings filed by the Company’s shareholders, and did not rely on any legal opinions or third-party certifications.

Principal Shareholders
Tonghao (Cayman) Limited	3,175,000	34.05%
The Smart Soho International Limited(3)	1,250,000	13.40%
E-Town International Holding (Hong Kong) Co. Limited(4)	946,970	10.15%
Talent Transmission, Ltd.(3)	679,690	7.29%

* Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.
(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2023 and shares underlying restricted share units that will vest within 60 days of March 31, 2023 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(3)
Shares information was from the latest available 13D on SEC website.
(4)
Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town (Hong Kong), BEIID has the power to direct the vote of the 3,787,878 (or 946,970 after reverse share split) shares and the disposition of the shares of 3,787,878 (or 946,970 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 23th-25th Floor, Tower A, Yicheng Fortune Center No. 22, Ronghua Middle Road, Beijing Economic-Technological Development Area, Beijing, PRC.

As of the date of this annual report, to our knowledge, (i) Beijing E-town International Investment Development Co., Ltd. (“BEIID”), a state-owned investment company of the Chinese government, beneficially owns 946,970 shares (approximately 10.4% of voting power) of UTStarcom through E-town International Holding (Hong Kong) Co., Limited, (ii) the governmental entities in China do not have a controlling financial interest in UTStarcom, BEIID, (iii) none of the members of the board of directors of UTStarcom. or our operating entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of UTStarcom contains any charter of the Chinese Communist Party.

(a) The Smart Soho International Limited (“Smart Soho”), the second-largest shareholder of the Company, is 40% owned by Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership), of which a state-owned company in China is the General Partner (GP). Though Smart Soho holds approximately 13.40% of the Company’s shares as of April 27, 2023, it does not have the right to appoint any member to our board of directors, and it has no veto rights or other special arrangements as a shareholder. Smart Soho acts as a passive financial investor in the Company with no involvement in the Company’s management and operation.

(b) E-Town International Holding (Hong Kong) Co. Limited, the third-largest shareholder of the Company, is a wholly-owned subsidiary of Beijing E-town International Investment Development Co., Ltd. (“BEIID”), a state-owned company. BEIID owns approximately 10.15% of the Company’s shares as of April 27, 2023, and has appointed one director to the Company’s board of directors, which currently consists of five members. BEIID has no veto right as a shareholder, nor does the director appointed by BEIID has veto right as a board director.

(c) Based on the facts discussed above, neither Smart Soho nor BEIID has the power to direct or cause the direction of the management and policies of the Company. Therefore, the Company reached the conclusion that Smart Soho and BEIID, separately or in aggregation, has no control over the Company.

(d) Additionally, the Company has no specific voting or control arrangements with any other governmental entities or state-owned enterprises.

(e) Therefore, the Company concluded that it is not owned or controlled by a governmental entity in China. The information of the Company’s major shareholders is also provided above for the Staff’s reference.

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

(a) The Company has taken the following steps to confirm that none of the members of the Company’s board or the boards of its consolidated foreign operating entities are officials of the Chinese Communist Party (the “CCP”).

(i) The Company collected the relevant information from all of its five directors in writing;

(ii) Based on the information collected, the Company identified that of its five directors, Mr. Sean Shao is not a member of the CCP. Mr. Ning Shan and Mr. Jintong Lin are members of the CCP, and Mr. Hua Li is a probationary member of the CCP; none of them holds any positions in the CCP. Mr. Hao Zheng is the secretary of the party branch of the Post-Investment Committee of BEIID, a low-level basic organization of the CCP.

(iii) The Company reviewed the Commission’s guidance, Q&As, and other materials regarding the definition of an “official” of the CCP and discussed the issue with its US counsel.

(iv) Based on the Company’s steps taken, the Company determined that Mr. Zheng’s low and basic position does not make him an official of the CCP.

(b) The Company has taken the following steps to confirm that none of the members of the Company’s board or the boards of its consolidated foreign operating entities is an official of the Chinese Communist Party (the “CCP”).

(i) The Company collected the relevant information from all the directors of its consolidated foreign operating entities;

(ii) Based on the information collected, the Company identified that Mr. Hua Li is a probationary member of the CCP holding no party positions. He acts as the sole director of the Company’s several consolidated foreign entities. All Other board members of the Company’s consolidated foreign operating entities are not members of CCP. The relevant information is set forth in the table below.

(iii) The Company reviewed the Commission’s guidance, Q&A, and other materials regarding the definition of an “Official” of the CCP.

(iv) Based on the Company’s steps taken, the Company determined that Mr. Hua Li is not an official of the CCP. Other board members are not CCP members, thus they are not officials of the CCP either.

Name of foreign operating entities	Jurisdiction of Incorporation	Are Board Member(s) CCP member?	Are Board Member(s) officials of CCP?
UTStarcom Telecom Co., Ltd.	China	Sole director, probationary member	No
UTStarcom Hong Kong Ltd.	Hongkong, China	Sole director, probationary member	No
UTStarcom Japan KK	Japan	No	No
UTStarcom, S.A. de C.V.	Mexico	No	No
UTStarcom Network Solutions - Redes de Nova Geraçăo Ltda.	Brazil	No	No
UTStarcom India Telecom Pvt	India	No	No
MyTV Corporation	Cayman	No	No
UTStarcom Hong Kong Investment Holding Ltd.	Hongkong, China	Sole director, probationary member	No
Hangzhou USTAR Technologies Ltd.	China	Sole director, probationary member	No
Chengdu Starcom Technologies Co., Ltd.	China	Sole director, probationary member	No

In reaching the conclusion, the Company did not rely on any third party certifications as the basis of its disclosure.

3. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities with respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response. With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that the jurisdictions in which its consolidated foreign operating entities are organized or incorporated have been disclosed in Exhibit 8.1 to its Form 20-F filed on April 27, 2023. The content of the Exhibit 8.1 is reproduced below. The Company confirms that all these entities are 100% owned by the Company and not owned by any governmental entities in the foreign jurisdictions they are organized or incorporated.

SUBSIDIARIES OF UTSTARCOM HOLDINGS CORP.

	Place of
	Incorporation or	Proportion of
Name	Organization	Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd.	China	100%
UTStarcom Hong Kong Ltd.	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Network Solutions—Redes de Nova Geraçăo Ltda.	Brazil	100%
UTStarcom India Telecom Pvt	India	100%
MyTV Corporation	Cayman Island	100%
UTStarcom Hong Kong Investment Holding Ltd.	Hong Kong SAR	100%
Virtual Gateway Labs, Inc.	U.S.A	100%
Hangzhou USTAR Technologies Ltd.	China	100%
Chengdu Starcom Technologies Co., Ltd.	China	100%

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms that none of the articles of the Company or the articles of the Company’s consolidated foreign operating entities contains wording from any charter of the CCP.

Sincerely,

/s/ Dan Xie
Name: Dan Xie
Title: Chief Financial Officer
UTStarcom Holdings Corp.